Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State of Incorporation

Volato, Inc.	Georgia
Gulf Coast Aviation, Inc.*	Texas
G C Aviation, Inc. d/b/a Volato*	Texas
*Wholly-owned subsidiaries of Volato, Inc., which is a wholly-owned subsidiary of Volato Group, Inc.